UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

SYS
(Name of Issuer)

Common Stock, No Value Per Share
(Title of Class of Securities)

785070103
(CUSIP Number)

October 17, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)

[X ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Clifton L. Cooke, Jr.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3. SEC Use Only

4. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
237,953
6. Shared Voting Power
1,311,389
7. Sole Dispositive Power
237,953
8. Shared Dispositive Power
1,311,389
9. Aggregate Amount Beneficially Owned by Each Reporting Person
1,549,342
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9)
8.3%
12. Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer : SYS
	(b)	Address of Issuer’s Principal Executive Offices: 5050 Murphy Canyon Road, Suite 200 San Diego, CA 92123
Item 2.
	(a)	Name of Person Filing: Clifton L. Cooke, Jr.
	(b)	Address of Principal Business Office or, if none, Residence: 5050 Murphy Canyon Road, Suite 200 San Diego, CA 92123
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock, No Par Value Per Share
	(e)	CUSIP Number: 785070103
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box: [ X ]
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Clifton L. Cooke, Jr. may be deemed to beneficially own 1,549,342 shares of SYS (“Issuer”)
	(b)	Percent of class: 8.3%.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 237,953
		(ii)	Shared power to vote or to direct the vote 1,311,389
		(iii)	Sole power to dispose or to direct the disposition of 237,953
		(iv)	Shared power to dispose or to direct the disposition of 1,311,389

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 24, 2006
Date

Signature

Clifton L. Cooke, Jr., an individual
Name/Title